Mail Stop 4561

August 20, 2009

Robert Mercer
Senior Vice President of Finance and Taxation
En Pointe Technologies, Inc.
18701 S. Figueroa Street
Gardena, CA 90248-4506

> **Re:** **En Pointe Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **File No. 000-28052**

Dear Mr. Mercer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief